sirit Inc.

04 JAN 12 AM 7:21

04012038

December 31, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-22 and the Material Change Report pertaining to News Release #03-22 for SIRIT's file.

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

/encl.

dly 1/12/04

33 City Centre Drive, Suite 250, Mississauga, ON, L5B 2N5, Canada
Tel: (905) 949-4404 Fax: (905) 905-6320 Website: www.sirit.com

NEWS RELEASE

December 30, 2003 **Trading Symbol: TSX: SI**

News Release #03-22

FOR MORE INFORMATION:

Fred Veinot
Vice President
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Announces Closing of $5.1 Million Equity Financing

Shareholders overwhelmingly support second tranche of funding from strategic investor J.L. Albright. SIRIT directors, management and employees increase their stake as part of the financing reaffirming their confidence in the future of the Company.

Toronto, ON – December 30, 2003 – SIRIT is pleased to announce that at a special meeting of shareholders held on December 29, 2003 shareholders have approved the second tranche of its previously announced private placement of 16,933,980 SIRIT common shares to J.L. Albright III Venture Fund and a group of directors, management and employees of the Company at a price of $0.30 per share for gross proceeds to SIRIT of $5,080,194. The closing of the second tranche sale is scheduled to occur in early January.

Following the closing of the second tranche J.L. Albright III Venture Fund will own an aggregate of 25,685,068 common shares in the capital of SIRIT or approximately 29.2% of the issued and outstanding SIRIT common shares. The purchase is being made by J.L. Albright III Venture Fund for investment purposes only.

SIRIT is a "qualifying issuer" under Multilateral Instrument 45-102 of the Canadian Securities Administrators and the SIRIT common shares to be issued and sold to J.L. Albright and all other purchasers will be subject to a four month restricted period.

William Staudt, CEO of SIRIT, commented, "We are pleased with the overwhelming level of support received from our shareholders for this second phase of the total $8 million financing announced on November 7, 2003. Overall, the financing with J.L. Albright III Venture Fund achieves several key objectives for SIRIT including strengthening our balance sheet and providing funding for our accelerated roll-out of products in direct response to the Wal-Mart and U.S. Department of Defense RFID initiatives in the supply chain. The financing also gives SIRIT the financial capability and working capital to enter into and execute significant contracts in our key markets."

Rick Segal, a principal in J.L. Albright Venture Partners, stated, "We are pleased to provide the financing required by SIRIT to accelerate its activities in the RFID market and we are particularly pleased that directors, management and employees increased their ownership stakes in the Company. Over time SIRIT has demonstrated its ability to deliver innovative products to its blue chip customer base. SIRIT has been successful in delivering high volume, quality products at the lowest possible costs, supporting its customers with strong customer service. We look forward to bringing the resources and relationships of J.L. Albright Venture Partners to bear to assist SIRIT as it participates in the rapidly expanding RFID marketplace. We remain convinced that this is the right team at the right time to fully exploit RFID activities now and in the future."

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID, which is well established in electronic toll collection, is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

About J.L. Albright Venture Partners:

J.L Albright Venture Partners invests primarily in emerging Internet, E-Commerce, Networking and Software companies with exceptional prospects for growth, superior technology, and a sustainable competitive advantage. They select businesses that possess strong fundamentals, superior products and/or services. J.L. Albright's partners understand the challenges faced by emerging companies, as they strive to grow and compete in the global market. They partner with investee companies and work alongside management providing the strategic and financial resources needed to help management's vision become a reality. J.L. Albright does not seek control, but rather seeks to make a significant contribution in areas that are essential to instilling, maintaining, and managing dynamic growth. Involvement is predicated on strong working relationships with company principals and management, mutually shared objectives and a thorough working knowledge of the business.

For more information on J.L. Albright Venture Partners visit www.jlaventures.com.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

MATERIAL CHANGE REPORT

Item 1 **Reporting Issuer:**

Reg. No. 82-3200

SIRIT Inc.
33 City Centre Drive, Suite 250
Mississauga, Ontario L5B 2N5

Item 2 **Date of Material Change:**

December 29, 2003

Item 3 **Press Release:**

News Release #03-22 dated December 30, 2003 issued by SIRIT Inc., Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

SIRIT announced that at a special meeting of shareholders held on December 29, 2003 shareholders have approved the second tranche of its previously announced private placement of 16,933,980 SIRIT common shares to J.L. Albright III Venture Fund and a group of directors, management and employees of the Company at a price of $0.30 per share for gross proceeds to SIRIT of $5,080,194. The closing of the second tranche sale is scheduled to occur in early January.

Following the closing of the second tranche J.L. Albright III Venture Fund will own an aggregate of 25,685,068 common shares in the capital of SIRIT or approximately 29.2% of the issued and outstanding SIRIT common shares.

Item 5 **Full Description of Material Change:**

On December 30, 2003 SIRIT announces that at a special meeting of shareholders held on December 29, 2003 shareholders have approved the second tranche of its previously announced private placement of 16,933,980 SIRIT common shares to J.L. Albright III Venture Fund and a group of directors, management and employees of the Company at a price of $0.30 per share for gross proceeds to SIRIT of $5,080,194. The closing of the second tranche sale is scheduled to occur in early January.

Following the closing of the second tranche J.L. Albright III Venture Fund will own an aggregate of 25,685,068 common shares in the capital of SIRIT or approximately 29.2% of the issued and outstanding SIRIT common shares. The purchase is being made by J.L. Albright III Venture Fund for investment purposes only.

SIRIT is a "qualifying issuer" under Multilateral Instrument 45-102 of the Canadian Securities Administrators and the SIRIT common shares to be issued and sold to J.L. Albright and all other purchasers will be subject to a four month restricted period.

William Staudt, CEO of SIRIT, commented, "We are pleased with the overwhelming level of support received from our shareholders for this second phase of the total $8 million financing announced on November 7, 2003. Overall, the financing with J.L. Albright III Venture Fund achieves several key objectives for SIRIT including strengthening our balance sheet and providing funding for our accelerated roll-out of products in direct response to the Wal-Mart and U.S. Department of Defense RFID initiatives in the supply chain. The financing also gives SIRIT the financial capability and working capital to enter into and execute significant contracts in our key markets."

Rick Segal, a principal in J.L. Albright Venture Partners, stated, "We are pleased to provide the financing required by SIRIT to accelerate its activities in the RFID market and we are particularly pleased that directors, management and employees increased their ownership stakes in the Company. Over time SIRIT has demonstrated its ability to deliver innovative products to its blue chip customer base. SIRIT has been successful in delivering high volume, quality products at the lowest possible costs, supporting its customers with strong customer service. We look forward to bringing the resources and relationships of J.L. Albright Venture Partners to bear to assist SIRIT as it participates in the rapidly expanding RFID marketplace. We remain convinced that this is the right team at the right time to fully exploit RFID activities now and in the future."

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

December 31, 2003
Mississauga, ON

SIRIT Inc.

"Anastasia Chodarcewicz"

Per: Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary